NO ACT

PE
2-18-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561




10010647

February 19, 2010

Erron W. Smith
Assistant General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR 72716

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-19-10

Re: Wal-Mart Stores, Inc.

Dear Mr. Smith:

This is in regard to your letter dated February 18, 2010 concerning the shareholder proposal submitted by the Humane Society of the United States for inclusion in Wal-Mart's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Wal-Mart therefore withdraws its January 29, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Matthew Prescott
Outreach Director
The Humane Society of the United States
2100 L Street, NW
Washington, DC 20037

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Walmart
Save money. Live better.
702 SW 8th Street
Bentonville, AR 72716
Phone 479.277.0377
Erron.Smith@walmartlegal.com

February 18, 2010

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, NE
Washington, D.C. 20549

Re: Withdrawal of No-Action Letter Request Submitted by Wal-Mart Stores, Inc. Pursuant to Rule 14a-8 Regarding the Shareholder Proposal of the Humane Society of the United States

Ladies and Gentlemen:

In a letter dated January 29, 2010, we requested that the staff of the Division of Corporation Finance concur that Wal-Mart Stores, Inc. (the "Company") could properly exclude from its proxy materials for its 2010 Annual Shareholders' Meeting a shareholder proposal (the "Proposal") submitted to the Company by the Humane Society of the United States (the "Proponent").

Attached as Exhibit A is a letter from the Proponent transmitted on February 16, 2010, stating that the Proponent has withdrawn the Proposal. In reliance on this letter, we hereby withdraw our January 29, 2010 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8. Please do not hesitate to call me at (479) 277-0377 if you have any questions or require additional information.

A copy of this letter and the enclosure is being sent to the Proponent via email. Thank you.

Respectfully Submitted,



Erron W. Smith
Assistant General Counsel
Wal-Mart Stores, Inc.

cc: The Humane Society of the United States
Attn: Wayne Pacelle (WPacelle@humanesociety.org)
Karla Koebernick (KKoebernick@humanesociety.org)

Enclosure

Exhibit A

Proponent's Letter Dated February 16, 2010

[begins on next page]



THE HUMANE SOCIETY
OF THE UNITED STATES

February 16, 2010

VIA ELECTRONIC MAIL AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Wal-Mart Stores, Inc regarding cage-free eggs, submitted by The Humane Society of the United States for inclusion in the 2010 proxy materials

Ladies and Gentlemen:

This letter is filed in response to a "no action request" letter dated January 29, 2010 submitted by Wal-Mart ("the Company") to the staff of the Division of Corporation Finance ("the Staff") regarding a shareholder proposal submitted by the Humane Society of the United States ("The HSUS") for inclusion in the Company's 2010 proxy materials.

The HSUS' proposal requested that the Company provide disclosure regarding its sale of cage-free eggs. On February 15, 2010, the Company met the proposal's request by providing an adequate update to The HSUS regarding this matter. As such, The HSUS has withdrawn its proposal.

We are pleased to have settled this matter directly with the Company so as to avoid necessitating further Staff resources. If you have any questions, please feel free to call me at 301-721-6422.

Sincerely,

Matt Prescott

Matthew Prescott
Outreach Director

cc: G. Thomas Waite III, The HSUS (via electronic mail at gwaite@hsus.org)
Erron Smith, Wal-Mart Stores, Inc. (via electronic mail at erron.smith@walmartlegal.com)

Walmart
Save money. Live better.
702 SW 8th Street
Bentonville, AR 72716
Phone 479.277.0377
Erron.Smith@walmartlegal.com

Legal

Erron W. Smith
Assistant General Counsel – Corporate Division

January 29, 2010

<u>VIA E-MAIL</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of the Humane Society of the United States

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("*Walmart*" or the "*Company*"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of Walmart's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for Walmart's 2010 Annual Shareholders' Meeting (the "*2010 Proxy Materials*"). The Proposal was submitted by the Humane Society of the United States (the "*Proponent*"). Walmart asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if Walmart excludes the Proposal from its 2010 Proxy Materials for the reasons described below. A copy of the Proposal, along with the related cover letter, is attached hereto as <u>Exhibit A</u>.

Walmart expects to file its 2010 Proxy Materials with the Commission on or about April 19, 2010. Walmart intends to begin printing the 2010 Proxy Materials on or about April 15, 2010, so that it may begin mailing the 2010 Proxy Materials no later than April 19, 2010. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal.

The resolution included in the Proposal requests that the Board of Directors of the Company (the "*Board*") disclose to shareholders in the form of a report, prior to October 2010, the Company's progress toward increasing the amount of cage-free whole eggs it sells through its units located in the United States, including for Walmart's private-label eggs.

II. Background.

The Company sells shell eggs at its supercenters, Neighborhood Market stores and Sam's Clubs throughout the United States and at some of its discount stores in the United States. While the Company offers cage-free eggs at most of its locations, the majority of the shell eggs sold by the Company in the United States are produced by third parties in operations that are not cage-free operations. Only a small portion of the shell eggs sold by the Company in the United States, cage-free or otherwise, are sold under a private label.

The Company does not produce any of the shell eggs it sells in the United States, nor does it own or otherwise control any of the more than 50 shell egg producers from which the Company purchases shell eggs during the course of a year. However, the Company buys shell eggs only from those producers whose eggs are certified to be produced in operations that adhere to the United Egg Producers guidelines for housing of laying hens.

During the Company's fiscal year ended January 31, 2009 ("*FY09*"), (1) the Company's revenues from the sale of shell eggs from all types of production operations were less than 3% of the Company's consolidated revenues for FY09 of $401 billion, and (2) the portion of the Company's net income for FY09 attributable to such sale of eggs was less than 3% of the Company's net income for FY09 of $13.4 billion. In addition, the assets of the Company related to shell eggs sales as reflected on the Company's consolidated balance sheet as of January 31, 2009, the last day of FY09, including its inventory of shell eggs on that date, were substantially less than 5% of the Company's consolidated total assets of more than $163.4 billion on that date.

III. Grounds for Exclusion.

The Company believes that the Proposal is excludable under two of the bases for exclusion set forth in Rule 14a-8(i) of the Exchange Act:

1. the Proposal may be excluded under the relevance standards of Rule 14a-8(i)(5); and

2. the Proposal involves the ordinary business operations of the Company as contemplated by Rule 14a-8(i)(7).

A. The Proposal is not relevant under the standards of Rule 14a-8(i)(5) and thus may be excluded from the 2010 Proxy Materials.

Rule 14a-8(i)(5) permits the exclusion of a stockholder proposal that relates to operations which account for less than 5% of a company's (i) total assets at the end of its most recent fiscal year, (ii) net earnings for the most recent fiscal year, and (iii) gross sales for the most recent fiscal year, and that is not otherwise significantly related to the company's business. As is evident from the information set forth above, the Company's operations relating to the sale of shell eggs in the United States clearly do not meet the quantitative tests for relevance of Rule 14a-8(i)(5). Consequently, the only question is whether those operations are "otherwise significantly related to the company's business."

The Staff has taken the position that "certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business." Release No. 34-19135 (October 14, 1982). This can occur where a particular corporate policy "may have a significant impact on other portions of the issuer's business or subject the issuer to significant contingent liabilities." *Id.* Even where a proposal raises a policy issue, the policy must be more than ethically or socially "significant in the abstract." It must have a "meaningful relationship to the business" of the company in question. *See Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 and note 16 (D.D.C. 1985) (in which a proposal relating to the mistreatment of animals, namely the procedure used to force-feed geese for the production of pate de fois gras was "otherwise significantly related" and thus was not excludable).

The Staff has in numerous instances recognized that, although a proposal may have had social or ethical implications, the relationship between the company's operations and those implications were so slight or were not necessarily of concern to the company's shareholders because of the minimal impact of those issues on the company and therefore did not meet the requirements of Rule 14a-8(i)(5). *See, e.g., Hewlett-Packard Co. (Reik)* (January 7, 2003) (in which the Staff allowed the exclusion of a proposal which sought to require the relocation or closure of Hewlett-Packard's offices in Israel due to allegations of Israel's violation of numerous United Nation Resolutions and human rights violations); *American Stores Co.* (March 25, 1994) (sale of tobacco products by one of nation's major food and drug retailers was "not otherwise significantly related to" its business); and *Kmart Corp.* (March 11, 1994) (sale of firearms in Kmart stores was "not otherwise significantly related to" its business).

The Company is aware of the Commission's position concerning the inclusion of stockholder proposals that have ethical or social significance and of public policy against "unnecessary cruelty to animals." *See Humane Society of Rochester v. Lyng*, 633 F. Supp. 480 (W.D.N.Y. 1986). With respect to the treatment of animals, the Commission has been unwilling to exclude proposals pursuant to Rule 14a-8(i)(5) that have generally addressed (i) the testing of animals by pharmaceutical companies, cosmetic companies, *see Avon Products, Inc.* (March 30, 1988), and consumer product companies, *see Proctor & Gamble Co.* (July 27, 1988), and (ii) issues such as the "factory farming" of animals by food processors, *see PepsiCo., Inc.* (March 9, 1990).

However, the Proposal is significantly different from the situations addressed in the proposals to which those letters relate in that it addresses the sale by the Company of particular products produced by third parties and not the treatment of animals by the Company. The Staff has consistently drawn a distinction between retailers and manufacturers in the context of Rule 14a-8(i)(7) analyses involving social issues. *See, e.g., Wal-Mart Stores, Inc.* (March 9, 2001) (in which the Company was permitted to exclude a proposal requesting that it stop selling handguns and their accompanying ammunition) and compare that result with the Staff's position in *Sturm, Ruger & Co.* (March 5, 2001) (a proposal seeking a report on company policies aimed at "stemming the incidence of gun violence in the United States" where the company's "principal business continues to be the manufacture and sale of firearms" was not excludable). The Company believes the same principles apply under Rule 14a-8(i)(5) in the case of the Proposal and that, applying those principles consistently, the Staff should concur with the Company's conclusion that it may exclude the Proposal.

The Company believes that the report requested by the Proponent is not otherwise significantly related to the Company's business for the following reasons:

- the Company buys shell eggs from others and sells them to its customers. Its business does not involve owning or operating egg production facilities or businesses in the United States;

- only a small portion of the shell eggs sold by the Company in the United States are sold under a private label. As a result, the sale of shell eggs under a private label constitutes a very insignificant part of the Company's overall business;

- if the Company were to determine to sell only cage-free shell eggs or to increase significantly the proportion that shell eggs laid by cage-free hens are of all shell eggs the Company offers for sale, it would have difficulty sourcing enough eggs to meet current customer demand for all shell eggs; and

- the social policy that the Proponent seeks to advance by means of the Proposal has no relationship to any other portion of Walmart's business than the sale of shell eggs, adoption of the Proposal would not be necessary to avoid contingent liabilities that could arise from Walmart's current egg purchasing practices, and Walmart has concluded that it can continue to operate its business without any adverse effect without switching to a policy of selling only shell eggs laid by cage-free hens.

Based on the Company's careful analysis of the impact the sale of whole eggs has on its operations in the United States, the Company has concluded that the Company's whole egg sales do not affect its other operations and are not otherwise material or otherwise significantly related to the Company's business. Consequently, the Company has concluded that it may exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8(i)(5).

B. The Proposal involves the ordinary business operations of the Company and thus may be excluded from the 2010 Proxy Materials.

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "*1998 Release*"). In the 1998 Release, the Staff noted that one of the central considerations underlying this policy, which relates to the subject matter of the Proposal, is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release. However, certain proposals "relating to such matters but focusing on sufficiently significant policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable." 1998 Release. The Staff has also stated: "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Furthermore, in a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. *See* Release No. 34-20091 (August 16, 1983). The Company believes that it may exclude the Proposal because it relates to ordinary business operations.

The Proposal would attempt to impose a particular policy on how *and from which suppliers* the Company buys products that it sells, which is one of the fundamental day-to-day business functions of the Company. Ascertaining the availability of shell eggs, including cage-free eggs, the available suppliers to meet the demands of the Company's customers, pricing considerations, and the myriad other decisions that go into product purchasing decisions are those kinds of highly detailed matters that shareholders are ill-suited to be involved in. In considering whether the Proposal is a matter of the ordinary business operations of Walmart, it is important to note that the Staff listed the "retention of suppliers" as one of the examples of "tasks . . . so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter be subject to direct shareholder oversight." 1998 Release. Adoption of the policies supported by the Proposal would preclude the Company from retaining the majority of its current suppliers of whole eggs and significantly reduce the variety of whole egg products available to its customers throughout the United States, both of which are fundamental components of Walmart's day-to-day business functions.

In addition, as indicated above, the Staff has consistently drawn a distinction between the manufacturer and the vendor of products with respect to proposals dealing with, for example, tobacco, firearms and other products that may be deemed to raise significant policy issues, and time after time has taken the position that proposals regarding the selection of products for sale relate to a company's ordinary business operations and thus are excludable from the company's proxy materials pursuant to Rule 14a-8(i)(7). *Compare Wal-Mart Stores, Inc.* (March 9, 2001) (in which a proposal requesting that the Company stop selling handguns and their accompanying ammunition was excludable) *with Sturm, Ruger & Co.* (March 5, 2001) (a proposal seeking a report on company policies aimed at "stemming the incidence of gun violence in the United States" where the company's "principal business continues to be the manufacture and sale of firearms" was not excludable). *Albertson's, Inc.* (March 18, 1999), *J.C. Penney Co.* (March 2, 1998), and *Walgreen Co.* (September 29, 1997) all provide additional examples of situations where the Staff found the proposals requiring that retailers stop selling tobacco or cigarettes were excludable under Rule 14a-8(i)(7). The Staff has similarly found that proposals seeking to direct the sale of particular goods, even when the proponent alleges inhumane treatment of animals, may be excludable under Rule 14a-8(i)(7). *See, e.g., PetSmart, Inc.* (April 8, 2009) (permitting the exclusion of a proposal requesting that the board produce a feasibility report related to the phasing out of the sale of live animals), and *Lowe's Companies, Inc.* (February 1, 2008) and *Home Depot, Inc.* (January 24, 2008) (both permitting the exclusion of a proposal seeking to end the sale of certain pest control devices). In each of *PetSmart, Lowe's* and *Home Depot* the Staff permitted the exclusion as relating to the ordinary business operations of the company (i.e., the sale of a particular product), in spite of the allegations of animal cruelty by the proponent.

Furthermore, the Staff concurred with the Company's decision to exclude a similar proposal submitted by the Proponent for inclusion in the Company's proxy materials for its 2008 Annual Shareholders' Meeting. *See Wal-Mart Stores, Inc.* (March 24, 2008) attached hereto as Exhibit B (the "*2008 Walmart Letter*"), wherein the Staff concurred with the Company's exclusion of the similar proposal on the grounds that it involved the ordinary business operations of the Company. The proposal addressed by the 2008 Walmart Letter similarly requested the Board to issue a report to the Company's shareholders on the viability of the Company adopting a policy of selling only eggs produced by cage-free operations, discussing issues that would affect such a policy being adopted in the United States, what the Company is doing in the United States market and what further steps can be taken to forward its position on the issue of laying hens in battery cages (the "*Prior Proposal*"). Although the reports requested by the Proposal and the Prior Proposal are not identical, because the subject matter and the contents of both reports would be significantly similar and the Company is unaware of any facts or circumstances applicable to the Company that were not also applicable to the Company at the time the Staff issued the 2008 Walmart Letter, the Company respectfully asks the Staff to come to the same conclusion with respect to the Proposal as it did with respect to the Prior Proposal.

In view of the foregoing, the Company has concluded that the Proposal may be excluded in reliance on Rule 14a-8(i)(7), as the Proposal deals with the Company's ordinary business operations.

IV. Conclusion.

Walmart hereby requests that the Staff confirm that it will not recommend any enforcement action if Walmart excludes the Proposal from the 2010 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Walmart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2010 Proxy Materials.

By copy of this letter, the Proponent is being notified of Walmart's intention to omit the Proposal from its 2010 Proxy Materials.

Please call the undersigned at (479) 277-0377 or Geoffrey W. Edwards, Assistant General Counsel, at (479) 204-6483 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,



Erron Smith
Assistant General Counsel

cc: The Humane Society of the United States
Attn: Karla Koebernick
2100 L Street, N.W.
Washington, D.C. 20037

Enclosures

Exhibit A

Proposal

[begins on following page]



THE **HUMANE SOCIETY**
OF THE UNITED STATES

November 20, 2009

Gordon Y. Allison
Vice President and General Counsel
Corporate Division
Wal-Mart Stores Inc.
702 Southwest 8th Street
Bentonville, AR 72716-0215

Via UPS and email: Gordon.Allison@wal-mart.com

Dear Mr. Allison:

Enclosed with this letter are a shareholder proposal submitted for inclusion in the proxy statement for the 2010 annual meeting and a letter from The Humane Society of the United States' (HSUS) brokerage firm, Deutsche Bank, confirming ownership of 91 shares of Wal-Mart Stores Inc. common stock. The HSUS has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2010 shareholders meeting.

Please contact me if you need any further information or have any questions. If Wal-Mart Stores Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise Karla Koebernick within 14 days of your receipt of this proposal. She can be reached at 301-721-6413 or via email at kkoebernick@humanesociety.org.

Thank you for your assistance.

Very truly yours,

Wayne Pacelle

Wayne Pacelle
President

Enclosures: 2010 Shareholder Resolution
Deutsche Bank letter

Celebrating Animals | Confronting Cruelty

2100 L Street, NW Washington, DC 20037 t 202.452.1100 f 202.778.6132 humanesociety.org

Humane Society of the United States Shareholder Resolution Requesting Disclosure on Wal-Mart's Domestic Cage-Free Egg Usage

RESOLVED, that shareholders request the Board of Directors disclose—to shareholders, in the form of a report—the Company's progress toward increasing the amount of cage-free whole eggs it sells through its U.S. stores, including for its private-label eggs. The report may be posted on-line and/or sent to investors via hard and/or electronic mail, should exclude proprietary information, and should be completed by October 2010.

Supporting Statement:

National grocery chains—including Safeway, Winn-Dixie and Harris Teeter—have publicized their progress moving toward increased sales of cage-free whole eggs. Wal-Mart offers a variety of cage-free whole eggs, including through its own private label, but has not shared the type of details its competitors have shared regarding its cage-free egg business (e.g. the percentage of cage-free whole eggs sold). Please consider the following:

- Food industry consulting firm, Technomic, found that animal welfare is the third-most important social issue to American food shoppers, outranking the environment. As such, the use of cage-free eggs has become a matter of significant social concern (hens in battery cages are confined so tightly, they're unable to even fully spread their wings).

- Undercover exposés of major U.S. battery cage egg suppliers have documented dead and sick/injured hens in cages with live hens, living and dead hens stuck between cage wires, a worker ripping off the head of a live bird, and piles of dead hens throughout the facilities.

- Scientific studies confirm that battery cages are inhumane. In conjunction with Johns Hopkins University, the prestigious Pew Commission on Industrial Farm Animal Production—an independent panel including the former U.S. Secretary of Agriculture—concluded that battery cages for laying hens should be *phased out*. Additionally, the LayWel Project—the most comprehensive scientific review of hen welfare to date—concluded that "*with the exception*" of battery cages all hen housing systems have the potential to provide adequate welfare.

- Battery cage eggs also pose food safety risks. For example, the *American Journal of Epidemiology* reported that people who eat eggs from caged hens are 250% more likely to contract *Salmonella* than people who eat cage-free eggs.

- The use of battery cages in egg production has been outlawed in California and Michigan (both with phase-out periods).

With so many other national chains publicizing the details of their cage-free egg usage, the use of battery cages being legislated against in the United States, food safety risks associated with battery cage eggs, and animal welfare being such a predominant social issue, we believe it is in Wal-Mart's best interest, and therefore shareholders' best interest, to vote FOR this modest resolution, which would simply provide disclosure of our Company's current progress on this matter.

<u>Exhibit B</u>

2008 Walmart Letter

[begins on following page]

NO ACT

DC
PE
1-25-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


08042838

March 24, 2008

Act: 1934
Section: 14A-8
Rule:
Public Availability: 3/24/2008

Jennifer F. Rudolph
Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR 72716

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 25, 2008

Dear Ms. Rudolph:

This is in response to your letter dated January 25, 2008 concerning the shareholder proposal submitted to Wal-Mart by The Humane Society of the United States. We also have received a letter on the proponent's behalf dated February 25, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Jonas D. Kron
Attorney at Law
2940 SE Woodward Street
Portland, OR 97202

RECEIVED
2008 JAN 28 AM 10: 48
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

WAL★MART

Legal

Jennifer F. Rudolph
Jennifer.Rudolph@walmartlegal.com

702 SW 8th Street
Bentonville, AR 72716
Main 479.273.4505
www.walmart.com

January 25, 2008

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of the Humane Society of the United States.

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("*Wal-Mart*" or the "*Company*"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of Wal-Mart's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for Wal-Mart's 2008 Annual Shareholders' Meeting (the "*2008 Proxy Materials*"). The Proposal was submitted by the Humane Society of the United States (the "*Proponent*"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2008 Proxy Materials for the reasons described below. A copy of the Proposal, along with the related cover letter is attached hereto as Exhibit A. In accordance with Rule 14a-8(j), we are providing six copies of this letter and its attachments to the Commission.

Wal-Mart intends to begin printing the 2008 Proxy Materials on or about April 14, 2008, so that it may begin mailing the 2008 Proxy Materials no later than April 17, 2008. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal.

The resolution included in the Proposal requests that the Board of Directors of the Company (the "*Board*") issue, at reasonable expense and omitting proprietary information, a report to the Company's shareholders on the viability of the Company adopting a policy of selling only eggs produced by cage-free operations, discussing issues that would affect such a policy being adopted in the United States, what the Company is doing in the United States market and what further steps can be taken to forward its position on the issue of laying hens in battery cages.

The Company notes that the Proposal appears to only apply to private-label eggs. The Company does not produce or sell private label eggs in the United States. As such, even if the Proposal were adopted, it would be irrelevant to the Company's sale of eggs in the United States. What the Proponent may intend, although it is not clear from the Proposal, is that the Company not limit its cage-free egg policy to its private label eggs in the United States, but to adopt such a policy for all sales of eggs sold in its operations in the United States.

II. Background.

The Company sells shell eggs at its supercenters, Neighborhood Market stores and Sam's Clubs throughout the United States and at some of its discount stores in the United States. While the Company offers cage-free eggs at most of its locations, the majority of the shell eggs sold by the Company in the United States are produced by third parties in operations that are not cage-free operations. None of the eggs sold by the Company in the United States, cage-free or otherwise, are sold under a Wal-Mart or Sam's Club private label.

The Company does not produce any of the shell eggs it sells in the United States nor does it own or otherwise control any of the more than 50 shell egg producers from which the Company purchases shell eggs during the course of a year. However, the Company buys shell eggs only from those producers whose eggs are certified to be produced in operations that adhere to the United Egg Producers guidelines for housing of laying hens ("*Certified Eggs*").

Offering only cage-free or free-range shell eggs is not currently a realistic option for the Company or other large retail grocers in the United States. According to the International Egg Commission's *International Egg Market Annual Review* (August 2007), 98% of all shell eggs produced in the United States are produced in caged production systems. The 2% of total U.S. shell egg production that is cage-free would not be sufficient to satisfy the demand for shell eggs of the Company's customers and of the customers of other large retail grocers in the United States.

During FY07, the Company's revenues from the sale of shell eggs from all types of production operations were approximately $586 million, which constituted approximately .17% of the Company's consolidated revenues for FY07 of $348.650 billion. The Company does not track the specific contribution to its consolidated net income from particular product categories. However, the Company's gross margin on eggs was not greater than its consolidated gross margin in FY07. Therefore, the Company believes that eggs sales represented an insignificant percentage, and substantially less than 5%, of its consolidated net income in FY07. In addition, the assets of the Company represented by shell eggs on January 31, 2007, the last day of FY07, which is its inventory of shell eggs on that date, was approximately $15 million, approximately .01% of the Company's consolidated total assets of $151.193 billion on that date.

III. Grounds for Exclusion.

The Company believes that the Proposal is excludable under two of the bases for exclusion set forth in Rule 14a-8(i) of the Exchange Act:

1. the Proposal may be excluded under the standards of Rule 14a-8(i)(5); and

2. the Proposal involves the ordinary business operations of the Company as contemplated by Rule 14a-8(i)(7).

A. The Proposal is not relevant under the standards of Rule 14a-8(i)(5) and thus may be excluded from the 2008 Proxy Materials.

Rule 14a-8(i)(5) permits the exclusion of a stockholder proposal that relates to operations which account for less than 5% of a company's (i) total assets at the end of its most recent fiscal year, (ii) net earnings for the most recent fiscal year and (iii) gross sales for the most recent fiscal year, and that is not otherwise significantly related to the company's business. As is clear from the information set forth above, the Company's operations relating to the sales of shell eggs in the United States are far below the quantitative tests of Rule 14a-8(i)(5). Consequently, the only question is whether those operations are "otherwise significantly related to the company's business."

The Staff has taken the position that "certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business." Release No. 34-19135 (Oct. 14, 1982). This can occur where a particular corporate policy "may have a significant impact on other portions of the issuer's business or subject the issuer to significant contingent liabilities." *Id.* Even where a proposal raises a policy issue, the policy must be more than ethically or socially "significant in the abstract." It must have a "meaningful relationship to the business" of the company in question. *See Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 and note 16 (D.D.C. 1985) (in which a proposal relating to the mistreatment of animals, namely the procedure used to force-feed geese for the production of pate de fois gras was "otherwise significantly related" and thus was not excludable).

The Staff has in numerous instances recognized that, although a proposal may have had social or ethical implications, the relationship between the company's operations and those implications were so slight or were not necessarily of concern to the company's shareholders because of the minimal impact of those issues on the company and therefore did not meet the requirements of Rule 14a-8(i)(3). *See, e.g., Hewlett-Packard Co. (Reik)* (available January 7, 2003) (in which the Staff allowed the exclusion of a proposal which sought to require the relocation or closure of Hewlett-Packard's offices in Israel due to Israel's violation of numerous United Nation Resolutions and human rights violations); *American Stores Co.* (available March 25, 1994) (sale of tobacco products by one of nation's leading food and drug retailers was "not otherwise significantly related to" its business); and *Kmart Corp.* (available March 11, 1994) (sale of firearms in Kmart stores was "not otherwise significantly related to" its business).

The Company is aware of the Commission's position concerning the inclusion of stockholder proposals that have ethical or social significance and of public policy against "unnecessary cruelty to animals." *See Humane Society of Rochester v. Lyng*, 633 F. Supp. 480 (W.D.N.Y. 1986). With respect to the treatment of animals, the Commission has been unwilling to exclude proposals pursuant to Rule 14a-8(i)(5) which have generally addressed (i) the testing of animals by pharmaceutical companies, cosmetic companies, *see Avon Products, Inc.* (available. March 30, 1988), and consumer product companies, *see Proctor & Gamble Co.* (available. July 27, 1988), and (ii) issues such as the "factory farming" of animals by food processors, *see PepsiCo., Inc.* (available Mar. 9, 1990). However, the Proposal is significantly different from the situations addressed in the proposals to which those letters relate in that it addresses the sale by the Company of particular products produced by third parties and not the treatment of animals by the Company. The Staff has consistently drawn distinction between retailers and manufacturers in the context of Rule 14a-8(i)(7) analyses involving social issues. *See, e.g., Wal-Mart Stores, Inc.* (available March 9, 2001) (in which the Company was permitted to proposal requesting that the retailer stop selling handguns and their accompanying ammunition was excludable) and *compare with Sturm, Ruger & Co.* (available March 5, 2001) (proposal seeking a report on company policies aimed at "stemming the incidence of gun violence in the United States" where the company's "principal business continues to be the manufacture and sale of firearms" was not excludable). The Company believes the same principles apply in the case of the Proposal and that the Staff should do the same here.

The Company believes that the report requested by the Proponent is not otherwise significantly related to the Company's business for the following reasons:

- the Company does not sell private label eggs. Therefore, the report requested by the Proponent is not applicable to the Company;

- the Company buys shell eggs from others and sells them to its customers. Its business does not involve owning or operating egg production facilities or businesses in the United States;

- if the Company were to sell only eggs laid by cage-free hens, it would have difficulty sourcing enough eggs to meet customer demand;

The Company's shell egg sales do not affect its other operations and are not otherwise material to the Company. Consequently, the Company has concluded that it may exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8(i)(5).

B. The Proposal involves the ordinary business operations of the Company and thus may be excluded from the 2008 Proxy Materials.

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "*1998 Release*"). In the 1998 Release, the Staff noted that one of the central considerations underlying this policy, which relates to the subject matter of the Proposal, is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release. However, certain proposals "relating to such matters but focusing on sufficiently significant policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable." 1998 Release. "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Furthermore, in a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. *See* Release No. 34-20091 (August 16, 1983). The Company believes that it may exclude the Proposal because it relates to ordinary business operations.

The Proposal would attempt to impose a particular policy on how the Company buys and sells eggs, which is one of the day-to-day business functions of the Company. Ascertaining the availability of shell eggs, including cage-free eggs, the available suppliers to meet the demands of the Company's customers, pricing considerations, and the myriad other decisions that go into product purchasing decisions are those kinds of highly detailed matters that shareholders are ill suited to be involved in.

In addition, the Staff has consistently drawn a distinction between the manufacturer and the vendor of products with respect to proposals dealing with, for example, tobacco, firearms and other products that may be deemed to raise significant policy issues and time after time has taken the position that proposals regarding the selection of products for sale relate to a company's ordinary business operations and thus are excludable from the company's proxy materials pursuant to Rule 14a-8(i)(7). *Compare Wal-Mart Stores, Inc.* (available March 9, 2001) (in which a proposal requesting that the Company stop selling handguns and their accompanying ammunition was excludable) *with Sturm, Ruger & Co.* (available March 5, 2001) (proposal seeking a report on company policies aimed at "stemming the incidence of gun violence in the United States" where the company's "principal business continues to be the manufacture and sale of firearms" was not excludable). *Albertson's, Inc.* (available March 18, 1999), *J.C. Penney Co.* (available March 2, 1998), and *Walgreen Co.* (available September 29, 1997) all provide additional examples of situations where the Staff found the proposals requiring that retailers stop selling tobacco or cigarettes were excludable under Rule 14a-8(i)(7).

In view of the foregoing, the Company has concluded that the Proposal may be excluded in reliance on Rule 14a-8(i)(7) as the Proposal deals with the Company's ordinary business operations.

IV. Conclusion.

Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2008 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2008 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2008 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-9353 or Jeffrey J. Gearhart, Senior Vice President and Deputy General Counsel, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,



Jennifer F. Rudolph
Counsel
Wal-Mart Stores, Inc.

cc: G. Thomas Waite, III
Treasurer and Chief Financial Officer
The Humane Society of the United States
2100 L Street, N.W.
Washington, D.C. 20037

Enclosures

Exhibit A



THE HUMANE SOCIETY
OF THE UNITED STATES

December 13, 2007

Jeffrey J. Gearhart
Vice President and General Counsel,
Corporate Division, and Assistant Secretary
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, AR 72716-0215

Dear Mr. Gearhart:

Enclosed with this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2008 annual meeting. Also enclosed is a letter from The Humane Society of the United States' (HSUS) brokerage firm, Goldman Sachs, confirming ownership of 91 shares of Wal-Mart Stores, Inc. common stock which was acquired at least one year ago. The HSUS has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2008 shareholders meeting.

Please contact me if you need any further information or have any questions. If Wal-Mart Stores, Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 301-258-3018 or via email at twaite@humanesociety.org.

Thank you for your assistance.

Very truly yours,

G. Thomas Waite, III
Treasurer, CFO

GTW/dlm

Enclosures: 2008 Shareholder Resolution
Goldman Sachs letter

Shareholder Resolution

WHEREAS, Americans are increasingly concerned about how their food is produced, and studies show that Americans and, by extension, Wal-Mart Stores, Inc. (the "Corporation") customers prefer products meeting higher animal welfare standards.

Battery cages prevent egg-laying hens from spreading their wings, perching, or laying eggs in a nest. They provide each bird with only about 67 square inches of cage space—approximately two-thirds of a letter-sized sheet of paper. A 2007 poll funded by the American Farm Bureau found that most Americans consider it inhumane to confine birds in battery cages, and 89 percent agree that food companies that require farmers to treat their animals better are doing the right thing.

The majority of the eggs the Corporation sells comes from hens confined in battery cages. The Corporation lags behind other retailers such as Whole Foods Market, which has eliminated its sale of eggs from battery-caged hens, and Trader Joe's has converted its private label eggs to completely cage-free. ASDA (British Wal-Mart subsidiary) also converted its private egg line to exclusively cage-free in 2005. Wolfgang Puck only uses cage-free eggs in all of their products and locations. And more than 160 U.S. universities now serve cage-free eggs.

An extensive body of scientific evidence confirms that egg-laying hens confined in battery cages suffer immensely. According to Dr. Ian Duncan (Department of Animal and Poultry Science, University of Guelph, Canada), "Battery cages for laying hens have been shown (by me and others) to cause extreme frustration particularly when the hen wants to lay an egg." Fellow professor Dr. Bernard Rollin (Department of Animal Science, Colorado State University) says: "Research has confirmed what common sense already knew—animals built to move must move."

Because of public and scientific concern for the welfare problems with battery cages, the European Union is phasing out the use of barren battery cages by 2012.

The Corporation risks loss of business and reputation if it does not move toward elimination of eggs from hens confined in battery cages. By phasing out the purchase of eggs from caged hens, the Corporation can catch up with others in the industry and better meet public expectations.

RESOLVED: Given that the Corporation has instituted a cage-free egg policy in another market, shareholders request that the board of directors issue a report to shareholders by November 2008, prepared at reasonable cost and excluding confidential information, on the viability of the UK cage-free egg policy, discussing any issues raised that would affect a similar move forward in the US; what the company is doing in the domestic market and what further steps can be taken to forward its position on this important animal welfare issue.

Jonas D. Kron, Attorney at Law

2940 SE Woodward Street
Portland, Oregon 97202
(971) 222-3366 ~ (801) 642-9522
jdkron@kronlaw.com

February 25, 2008

VIA FEDERAL EXPRESS AND EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Wal-Mart Stores, Inc. for the 2008 Proxy Statement

On behalf of The Humane Society of the United States

Dear Sir/Madam:

I have been asked by The Humane Society of the United States (hereinafter referred to as the "Proponent" or "HSUS"), who is the beneficial owner of shares of common stock of Wal-Mart Stores, Inc. (hereinafter referred to as the "Company"), and who has submitted a shareholder proposal (hereinafter referred to as "the Proposal") to the Company, to respond to the letter dated January 25, 2008 sent to the Office of Chief Counsel by the Company, in which the Company contends that the Proposal may be excluded from the Company's 2008 proxy statement by virtue of Rules 14a-8(i)(5) and (i)(7).

Based upon my review of the Proposal, the Company's letter and Rule 14a-8, it is my opinion that the Proposal must be included in the Company's 2008 proxy statement. Therefore, I respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Rule 14a-8(k), enclosed are six copies of this letter. A copy of these materials is being mailed concurrently to the Company's counsel Attorney Jennifer F. Rudolph.

Summary

In the seminal case of *Medical Committee for Human Rights v. SEC,* 432 F. 2d. 659, 681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972) the court observed the following about the very purpose of section 14(a):

> In so far as the shareholder has contributed an asset of value to the corporate

> venture, in so far as he has handed over his goods and property and money for use and increase, he has not only the clear right, but more to the point, perhaps, he has the stringent duty to exercise control over that asset for which he must keep care, guard, guide, and in general be held seriously responsible. .... As much as one may surrender the immediate disposition of (his) goods, he can never shirk a supervisory and secondary duty (not just a right) to make sure these goods are used justly, morally and beneficially. Bayne, *The Basic Rationale of Proper Subject*, 34 U.Det.L.J. 575, 579 (1957)

It is in the spirit of this observation as well as its financial interests as an investor that The HSUS has filed the Proposal which makes a modest request of the company to report on the viability of a cage-free egg policy.

Given the widespread concern about the use of battery-cage facilities and the concomitant adoption of cage-free policies at retail groceries, universities, and many prominent companies it is evident that the issue is significantly related to Wal-Mart's business and is a significant policy issue that transcends the day-to-day affairs of the Company. Whether it be legislative efforts to address battery cages, or competitors like Safeway implementing cage-free policies in the face of embarrassing public campaigns, it is clear that the issue presents the potential for significant reputation or brand damage to our company. Accordingly, we urge the Staff to reject the Company's request for a no-action letter and allow Wal-Mart's shareholders to consider this important policy issue confronting the Company.

The Proposal

RESOLVED: Given that the Corporation has instituted a cage-free policy in another market, shareholders request that the board of directors issue a report to shareholders by November 2008, prepared at reasonable cost and excluding confidential information, on the viability of the UK cage-free egg policy, discussing any issues raised that would affect a similar move forward in the US; what the company is doing in the domestic market and what further steps can be taken to forward its position on this important animal welfare issue.

Background

In light of the animal welfare problems associated with battery cages, the shift towards cage-free eggs is well under way for companies, organizations and individuals that use and sell eggs. The Company should be aware of the actions taken by its competitors on this issue and the potential impact it will have on the Company's reputation if it becomes seen as a laggard or worse in the industry.

For example, more than 330 universities, including Harvard, Dartmouth College, Princeton University, Tufts University, the University of California at Berkeley, University of Minnesota, University of Wisconsin (Madison), and University of Iowa have eliminated or drastically reduced their use of eggs from battery-cage facilities. Features have appeared in educational trade publications, including *Chronicle of Higher Education*, May 2, 2007 http://chronicle.com/news/index.php?id=2222 and *Inside Higher Ed*, November 6,2006 http://www.insidehighered.com/news/2006/11/06/cagefree. As Tufts's director of dining and business services stated, "Our university has a commitment to sustainable practices. This is certainly a sustainable form of doing business." She went on to cite the environmental benefits of cage-free farms, which often have fewer hens and therefore produce less run-off. This environmental benefit is a key motivation for universities to adopt cage-free egg policies.

The importance of the issue is also seen in the commercial sector. Company competitors Harris Teeter, Safeway, Whole Foods Market, and Trader Joe's have already developed and are implementing cage-free policies.
http://news.moneycentral.msn.com/provider/providerarticle.aspx?feed=ACBJ&date=20080211&id=8175437 ; http://www.wholefoodsmarket.com/products/cage-freeeggs.html; and http://www.harristeeter.com/about_us/press_room/press_releases.aspx?article=479. Regional chains such as Earth Fare, Andronico's and Jimbo's . . . Naturally are also implementing cage-free-egg policies.

Food-service provider Bon Appétit was first in its food sector to announce phasing out cage eggs for all of its 400 cafés, including major corporate clients such as Yahoo!, Oracle Corporation, Cisco Systems, Adidas, Best Buy, and Nordstrom. Chartwells and Guckenheimer, some of the largest U.S.-owned food service companies, also did the same. Nike, a Guckenheimer client, has only cage-free eggs in its corporate cafeteria. Compass Group – the world's largest food service provider with 7,500 clients in the United States, recently began implementing a company-wide cage-free shell egg policy.

Burger King, Denny's, Carl's Jr. and Hardee's are beginning to move away from cage eggs. Wolfgang Puck is ending the use of cage eggs. Restaurant chains Burgerville and Finagle A Bagel have instituted cage-free egg policies, while Bruegger's is using cage-free eggs in its Wisconsin bagel cafes. Ben & Jerry's is phasing out its use of cage eggs as well. Even companies such as AOL and Google exclusively use cage-free eggs in their employee cafeterias. Chicago's Swedish Covenant Hospital will only serve cage-free eggs to its patients, and Omni Hotels will not serve battery cage eggs to its hotel guests in their 40 locations.

Often these policy changes come in the face of significant risk to reputation or brand name. Safeway's announcement of a cage-free egg policy was announced just last week. In the past, Safeway has been the victim of negative campaigning due to its lack of commitment on animal welfare issues. One ad campaign branded Safeway as "Shameway, Little Shop of Horrors" for its weak animal welfare practices. Lauren Etter, "Safeway Embraces Animal Welfare", The Wall Street Journal February 12, 2008 p. B9.

Similar campaigns on the issue of cage-free eggs have been conducted in the past or are currently being mounted against Wendy's, Lunardi's, Andronicos, Aramark, Trader Joe's, Au Bon Pain, and Ben & Jerry's. These campaigns included radio and billboard advertising as well as full-page ads in the LA Times, USA Today and the Columbus Dispatch. Other actions that raised public awareness and presented reputational risk to the companies included store protests and email campaigns. These nationwide actions highlight the potential issues the Company faces with respect to it reputation and brand. In fact, the Company has seen first hand the effect that issues of social and/or environmental significance, like the issue of cage-free eggs, can have on its

reputation. See http://walmartwatch.com/;
http://query.nytimes.com/gst/fullpage.html?res=9507E5DB1E3DF932A35752C1A9629C8B63;
http://travel.nytimes.com/2006/04/22/business/22online.html;
http://walmartwatch.com/pages/wal_mart_critics_launch_national_ad_campaign;
http://www.walmartmovie.com/.

These issues have also been shown to be important to a wide swath of the American public. An American Farm Bureau funded poll found that most Americans consider it inhumane to confine birds in battery-cages, and 89 percent agree that food companies that require farmers to treat their animals better are doing the right thing. The recent investigation of animal welfare problems at the Hallmark/Westland slaughter facility has resulted in the country's largest meat recall in history and may cause the facility to shut down permanently. See, Kesmodel and Williamson, The Wall Street Journal, "Beef Industry Presses for Reduced Recall" February 22, 2008; Page A2; Kesmodel, The Wall Street Journal, "Meatpacker to Shut Down in Wake of Massive Recall" February 23, 2008.

Nine state legislatures have held hearings on battery-cage eggs and/or are considering bills including Arizona, California, Connecticut, Delaware and New York. The United States House of Representatives is also considering the Farm Animal Stewardship Purchasing Act (H.R. 1726) which outlines the most basic animal welfare principles and would require that producers supplying the federal government provide farm animals with enough space to engage in simple movement.

Before becoming Pope Benedict XVI, Archbishop Ratzinger also spoke about the issue. "Animals, too, are God's creatures. ...Certainly, a sort of industrial use of creatures, so that geese are fed in such a way as to produce as large a liver as possible, or hens live so packed together that they become just caricatures of birds, this degrading of living creatures to a commodity seems to me in fact to contradict the relationship of mutuality that comes across in the Bible." Ratzinger J (Pope Benedict XVI). 2002. God and the World: Believing and Living in Our Time. A Conversation with Peter Seewald (San Francisco: St. Ignatius Press), p. 78.

It is also evident that the issue is becoming important for international companies like Wal-Mart. In the European Union, barren battery-cages will be phased out in the next four years. Thus the cage-free egg policy of the Company's UK subsidiary demonstrates that the Company recognizes the need to confront the issue and demonstrates that alternatives are feasible.

Keystone environmental organizations such as the Natural Resources Defense Council, the Sierra Club and The National Environmental Trust with hundreds of thousands of members have all taken official positions in opposition to cage-free production. See,
http://www.nrdc.org/thisgreenlife/0507.asp and
http://dc.sierraclub.org/newsletter/Summer06.pdf.

Finally, many *hundreds* of articles/stories have appeared in the media on this issue since 2005. They include the following:

- MSN Money, "Humane Society praises Safeway's animal welfare initiatives," 2/11/08.

http://news.moneycentral.msn.com/provider/providerarticle.aspx?feed=ACBJ&date=20080211&id=8175437

- Andrew Martin, New York Times, Business Section, "Burger King Shifts Policy on Animals," 3/28/07. http://www.nytimes.com/2007/03/28/business/28burger.html

- Kim Severson, New York Times, "Suddenly, the Hunt Is On for Cage-Free Eggs," 8/12/07. http://www.nytimes.com/2007/08/12/us/12eggs.html?_r=1&oref=slogin

- Marni Goldberg, Chicago Tribune, "Cage-free eggs take flight," 6/11/06. http://www.chicagotribune.com/news/nationworld/chi-0606110286jun11,1,1457846.story

- Elizabeth Weise, USA Today, "Cage-free hens pushed to rule the roost," 6/11/06. http://www.chicagotribune.com/news/nationworld/chi-0606110286jun11,1,1457846.story

- Editorial board, Columbus Dispatch, "Short Takes," 4/5/07. http://columbusdispatch.com/live/content/editorials/stories/2007/04/05/SHORT05.ART_ART_04-05-07_A8_PK69POK.html

- KGTV in San Diego on cage-free egg trend http://www.10news.com/news/9860561/detail.html

Analysis

The Company claims that the Proposal can be excluded from its proxy materials by virtue of Rules 14a-8(i)(5) and (i)(7). The following analysis demonstrates that the Proposal is not only significantly related to the Company's business, but that the issue of battery-cage production is a significant policy issue. As such, the Company has failed to meet its burden under Rule 14a-8(g) "to demonstrate that it is entitled to exclude a proposal." *id* (emphasis added). Therefore, we urge the Staff to reject the Company's request for the no-action letter and thereby require the Proposal to be included in the Company's proxy materials.

The Proposal is Significantly Related to the Company's Business.

The Company claims that the Proposal should be excluded on the basis of Rule 14a-8(i)(5) because it supposedly is not significantly related to the Company's business. In Exchange Act Release No. 19,135 (1982) the Commission concluded that "proposals relating to ethical issues ..... may be significant to the issuer's business when viewed from a standpoint other than a purely economic one." The Commission went on to state that "[w]hile a particular corporate policy involves an arguably economically insignificant portion of an issuer's business, the policy may have a significant impact on other segments of the issuer's business. . . ." A clear example of this would be if a policy or practice is damaging or could damage the company's reputation and brand. See, e.g., *PPG Industries, Inc.* (January 22, 2001) (calling for the company to adopt a workplace code of conduct based upon the International Labor Organization's conventions on workplace human rights in which the proponent overcame an (i)(5) challenge by arguing that involvement in human rights abuses overseas could damage the company's reputation and its brand). As the Company concedes, pursuant to *Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554 (D.D.C. 1985) a shareholder proposal focusing on the mistreatment of animals has been found to not be excludable under this criterion.

The preceding portion of this letter and the text of the Proposal provide extensive documentation that the use of battery-cage egg production facilities presents considerable reputational risk to the Company. Many companies have been confronted directly with this specific issue and the Company has seen first hand the impact of similar issues on the Company's reputation. This damage to the Company's reputation may have a significant impact on other segments of the Company's business and as such the Proposal qualifies as being significantly related to the Company's business.

There are also many examples of cases in which shareholders have prevailed over 14a-8(i)(5) arguments by demonstrating that the proposal focused on a significant policy issue per the ordinary business exclusion. In this sense 14a-8(i)(5) and 14a-8(i)(7) analyses overlap with each other. See *Exxon Mobil Corporation* (March 23, 2000); *Lincoln National Corporation* (March 14, 1999); and *W.R. Grace Co.* (March 12, 1994). As explained elsewhere in this letter, battery-cage facilities are a significant policy issue confronting the Company. For that additional reason, we urge the Staff to reject the Company's argument and conclude that the Proposal cannot be excluded on the basis of Rule 14a-8(i)(5).

The Company cites cases that are not on point. In *Hewlett-Packard Co.* (January 7, 2003) the proponent did not offer any documentation that the proposal related to the company's business. Indeed, the proponent failed to even respond to the company's no-action request. That is not the case here. *American Stores Co.* (March 25, 1994) is also distinguishable because unlike here, the proponent in that case did not offer evidence of the proposal's relationship to the company's business. The Company's last case, *Kmart Corporation* (January 11, 1994), cannot be the basis for exclusion because in that case the proponent did not argue that the company's reputation could be damaged by the sale of firearms. Because the proponent did not link the issue to potential or actual damage to the company's reputation or brand it was excluded. As the Proposal plainly states, the Company risks reputational harm and negative publicity if it fails to address laying hen welfare proactively. Because the cage-free Proposal focuses on issues that are significantly related to the Company's business, the Company may not exclude it from its proxy materials.

Finally, the Company's three bulleted points on page four of its letter are inapposite. Regarding the first two bullets, the Proposal is not limited to private label eggs, nor is it limited to the Company's own production facilities. To the contrary, the Proposal is focused on how the Company is addressing the general battery-cage issue. The Company's letter confirms this by summarizing the proposal as a request for a report "on the viability of the Company adopting a policy of selling only eggs produced by cage-free operations, discussing issues that would affect such a policy being adopted in the United States, what the Company is doing in the United States market and what further steps can be taken to forward its position on the issue of laying hens in battery-cages." The overall thrust of the proposal is on a discussion of cage-free operations regardless of labeling. The policy does not even request the Company only sell cage-free eggs and the reference to the UK policy is by way of an example.

With respect to the Company's third bullet – the difficulty of sourcing eggs from cage-free facilities – we contend that this argument is not relevant. In fact, it begs the very question the Proposal seeks to answer. The Proposal asks the Company to discuss whether it is viable or not. In its letter the Company is ignoring this request by jumping to the conclusion. It may be that such a policy is not at all viable, however, that is an issue that warrants the consideration of shareholders, the Board and management and does not constitute the basis for concluding that the Proposal is not significantly related to the Company's business. Simply because the Company asserts in its letter that it would be difficult, does not make it so. The fact that Safeway, Harris Teeter, Whole Foods, Burger King, and many other major corporations have made commitments on this issue belies such an argument. But beyond that point, whether it is difficult or not does not speak to the issue of whether it is significantly related to the Company's business. We urge the Staff to conclude that it is significantly related to the Company's business and reject the Company's argument.

The Proposal Should Not be Excluded Under the Ordinary Business Criteria Because it Does Not Seek to Micro-Manage the Company but Does Focus on a Significant Policy Issue.

The report is necessary, in part, to assess the Company's current position on animal welfare issues affecting egg laying hens. The Company next argues that the Proposal is excludable because it relates to the ordinary business of the Company - specifically micro-management and "selection of products." We respectfully disagree with this conclusion because the Proposal is analogous with the long line of anti-sweat shop proposals that have been permitted by the Staff.

For example in *Kmart Corporation* (March 16, 2001) a shareholder submitted a "Vendor Standards Resolution" and was permitted to request that the Company adopt an anti-sweatshop policy that addressed concerns about working conditions. Kmart requested a no-action letter claiming its relationships with vendors and suppliers was micro-management. See also *Kohl's Corporation* (March 31, 2000); *Nordstrom, Inc.* (March 31, 2000); *Kmart Corporation* (March 12, 1999); and *Sears, Roebuck and Co.* (February 16, 1999). See also, *Toys "R" Us, Inc.* (April 8, 1999) (MacBride Principles) and *Federated Department Stores, Inc.* (April 1, 2002); *Target Corp.* (April 1, 2002); and *Men's Warehouse, Inc.* (March 25, 2002). The Commission declined to issue a no-action letters in those cases.

There are two salient features of these precedents that are directly analogous to the Proposal. First, all of these companies, like Wal-Mart, are retailers. Second, the proposals in those cases did not ask the company to stop selling specific items, rather they focused on the conditions under which those items were produced. That is, they did not ask the company to stop selling, for example, socks, t-shirts or jackets, but rather asked them to implement a policy that addressed the working conditions that produced the socks, t-shirts or jackets. Similarly, the Proposal does not ask the Company to stop selling eggs. The Proposal does not seek a discussion of the viability of an *egg-free* policy for Wal-Mart stores, instead it asks the Company to address the conditions in which the eggs are produced. The only difference between the proposals is the particular production condition at issue. We contend that if it is permissible to ask retailers to address the production conditions in which people are placed, then it is permissible to ask retailers to address the production conditions in which animals are placed.

In this same sense, the Proposal is different than the cases cited by the Company. In *Wal-Mart Stores, Inc.* (March 9, 2001); *Albertson's, Inc.*(March 18, 1999); *J.C. Penny Co.* (March 2, 1998) and *Walgreen Co.* (March 18, 1999), the proponents were asking the companies to stop selling a product they found harmful – handguns and tobacco. But that is not the case with the Proposal which does not ask the Company to stop selling eggs – the Proposal asks the Company to discuss the viability of a *cage-free* policy not an *egg-free* policy.

The fact that the Proposal focuses on animal welfare is also a reason to permit it to appear on the proxy. At the bottom of page three its letter, the Company concedes that animal welfare issues are significant policy issues. See also for example, *Outback Steakhouse, Inc.* (March 6, 2006) (poultry slaughter methods); *Wendy's Int'l Inc.* (February 8, 2005) (poultry slaughter methods); *Hormel Foods Corp.* (November 10, 2005) (poultry slaughter methods); *Wyeth* (February 4, 2004) (animal testing); *American Home Products Corp.* (January 16, 1996) (animal testing); and *American Home Products Corp.* (February 25, 1993) (animal testing). Also consider *Bristol-Myers Squibb Company* (March 7, 1991) in which a shareholder was allowed to recommended "that, with regard to cosmetics and non-medical household products, the Company: (1) immediately stop all animal tests not required by law; and (2) begin to phase out those products which in management's opinion cannot, in the near future, be legally marketed without live animal testing." In that case, the Staff specifically stated "the proposal relates not just to a decision whether to discontinue a particular product but also to the substantial policy issue of the humane treatment of animals in product development and testing." Similarly, the Proposal while not even seeking to discontinue the sale of eggs, relates to the substantial policy issue of the humane treatment of animals responsible for the egg production. See also, *PepsiCo., Inc.* (March 9, 1990) ("factory farming"); *Proctor & Gamble Co.* (July 27, 1988) (live animal testing); and *Avon Products, Inc.* (March 30, 1988) (animal testing).

Under Rule 14a-8(i)(7), the Commission has indicated that shareholders, as a group, are not in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations." *Id.*

The Proposal, however, does not run afoul of these considerations. It simply frames the issue of a cage-free policy and asks the Company to discuss the viability of a policy; issues raised by the policy; and what steps could be implemented to further its position. In doing so it leaves the details about how to address these questions within the discretion of the board. In that way, the Proposal is similar to other requests for information on the feasibility of implementing a policy. See *Hormel Foods Corporation* (November 10, 2005) (requesting a report on the feasibility of Hormel requiring its poultry suppliers to phase in controlled-atmosphere killing).

Furthermore, while Rule 14a-8(i)(7) permits companies to exclude from their proxy materials shareholder proposals that relate to the company's ordinary business matters, the Commission recognizes that "proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998). The Commission's position on this issue is clear. Subjects that implicate significant policy issues ***trump*** the company's portrayal of the subject as an ordinary business matter. The Company bears the burden of demonstrating that the Proposal does not involve any substantial policy or other considerations. It is only when the Company is able to show that the Proposal raises ***no*** substantial policy consideration that it may exclude the Proposal.

As demonstrated at the beginning of this letter in great detail the issue of cage-free eggs is a very significant policy issue confronting the Company. Whether it be public polling data, widespread media coverage, the attention of legislators or the newly adopted policies of competitors and organizations, battery-cage production is an issue that transcends the day-to-day affairs of the Company. Furthermore, because the Proposal addresses this significant policy challenge without delving into minutia and with due deference to the discretion of the Board it is not excludable micro-management. The Company has failed to meet its burden and we believe is not entitled to exclude the Proposal from the proxy materials.

Conclusion

In conclusion, I respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff.

Please call me at (971) 222-3366 with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Jonas Kron
Attorney for the Proponent

cc: Attorney Jennifer F. Rudolph, Wal-Mart Stores, Inc.
Karla Koebernick, The Humane Society of the United States

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 24, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 25, 2008

The proposal requests that the board issue a report to shareholders on the viability of Wal-Mart's UK cage-free egg policy, discussing any issues raised that would affect a similar move forward in the United States, and what the company is doing in the domestic market to forward its position on this issue.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7), as relating to Wal-Mart's ordinary business operations (i.e., sale of a particular product). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternativé basis for omission upon which Wal-Mart relies.

Sincerely,



Song P. Brandon
Attorney-Adviser

END